UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment  1 )*


                         Interstate Bakeries Corporation
                         -------------------------------
                                (Name of Issuer)


                         Common Stock, value $.01 share
                         ------------------------------
                         (Title of Class of Securities)


                                    46072H108
                                 --------------
                                 (CUSIP Number)


                                December 31, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this is filed:

         [X] Rule 13d-1(b)
         [X] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              (Page 1 of 8 pages)

CUSIP No. 46072H108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Hub Fund Ltd.

     Tax I.D. 98-0379390
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Cayman Islands
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               2,811,400
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8.  Shared Dispositive Power          2,811,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,811,400
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.19%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     OO
--------------------------------------------------------------------------------

                              (Page 2 of 8 pages)

CUSIP No. 46072H108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Ore Hill Partners LLC

     Tax I.D. 03-0420197
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     Delaware
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               2,811,400
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8.  Shared Dispositive Power          2,811,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,811,400
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.19%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IA
--------------------------------------------------------------------------------

                              (Page 3 of 8 pages)

CUSIP No. 46072H108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Benjamin Nickoll
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               2,811,400
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8.  Shared Dispositive Power          2,811,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,811,400
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.19%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                              (Page 4 of 8 pages)

CUSIP No. 46072H108
--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Frederick Wahl
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Citizenship or Place of Organization

     USA
--------------------------------------------------------------------------------
Number of                  5.  Sole Voting Power                 0
Shares                     -----------------------------------------------------
Beneficially               6.  Shared Voting Power               2,811,400
Owned by                   -----------------------------------------------------
Each Reporting             7.  Sole Dispositive Power            0
Person With                -----------------------------------------------------
                           8.  Shared Dispositive Power          2,811,400
--------------------------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,811,400
--------------------------------------------------------------------------------
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See instructions)
                                                                             [ ]
--------------------------------------------------------------------------------
11.  Percent of Class Represented by Amount in Row (9)

     6.19%
--------------------------------------------------------------------------------
12.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

                              (Page 5 of 8 pages)

Item 1.
         (a)  Name of Issuer:

              Interstate Bakeries Corporation

         (b)  Address of Issuer's Principal Executive Offices:
              12 East Armour Boulevard, Kansas City, MO 64111


Item 2.
         (a)  Name of Persons Filing:

              This Statement relates to shares held by Ore Hill Hub Fund Ltd. ("OH Hub Fund"). Ore Hill Partners LLC ("OH Partners") is the investment manager of the OH Hub Fund, and Benjamin Nickoll ("BN") and Frederick Wahl ("FW") are the Managing Members of OH Partners. Accordingly, each of OH Hub Fund, OH Partners, BN and FW may be deemed to have voting and dispositive power with respect to the shares reported herein.

              This Amendment No. 1 amends the Schedule 13G filing of OH Hub Fund, OH Partners, BN and FW dated November 22, 2005. This Amendment No. 1 is being filed in order to reflect (i) the change in beneficial ownership of the Common Stock of the Issuer as of December 31, 2005 from that date, and (ii) that OH Partners is now an investment adviser registered under Section 203 of the Investment Advisers Act.

         (b)  Address of Principal Business Office or, if none, Residence:

              The address of the principal business office of: (i) OH Hub Fund is c/o Butterfield Fund Services (Cayman) Ltd., P.O. Box 705 GT, Butterfield House, 68 Fort Street, Grand Cayman, Cayman Islands, and (ii) each of OH Partners, BN and FW is 650 Fifth Avenue, 9th Floor, New York, New York 10019.

         (c)  Citizenship:

              OH Hub Fund is a Cayman Islands exempted company. OH Partners is a Delaware limited liability company. Each of BN and FW are citizens of the United States of America.

         (d)  Title of Class of Securities:

              Common Stock, par value $.01 per share

         (e)  CUSIP Number:

              46072H108

Item 3.
              OH Partners is a registered investment adviser under Section 203 of the Investment Advisers Act and, accordingly, is filing this Statement as:

              [X] An Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)
                  (E).

              This Statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c) with respect to the other persons joining in the filing of this Statement.


Item 4.  Ownership.
         As to each person joining in the filing of this Statement

         (a)  Amount beneficially owned: 2,811,400 shares held by OH Hub Fund.
         (b)  Percent of class: 6.19%.
         (c)  Number of shares as to which the person has:

                              (Page 6 of 8 pages)

                  (i)      Sole power to vote or to direct the vote: 0.
                  (ii) Shared power to vote or to direct the vote: 2,811,400 shares.
                  (iii) Sole power to dispose or to direct the disposition of: 0.
                  (iv) Shared power to dispose or to direct the disposition of: 2,811,400 shares.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         By signing below OH Partners certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         By signing below each of OH Hub Fund, BN and FW certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                              (Page 7 of 8 pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 13, 2006


                                       ORE HILL PARTNERS LLC,
                                        individually and on behalf of
                                       ORE HILL HUB FUND LTD.

                                       By: /s/ CLAUDE A. BAUM
                                           -------------------------------------
                                           Name:  Claude A. Baum
                                           Title: General Counsel


                                       /s/ BENJAMIN NICKOLL
                                       -----------------------------------------
                                       Benjamin Nickoll


                                       /s/ FREDERICK WAHL
                                       -----------------------------------------
                                       Frederick Wahl


                              (Page 8 of 8 pages)